[LOGO OMITTED]   Koor Industries Ltd.

KOOR INDUSTRIES LTD. IN NEGOTIATIONS TO SELL 20-28% OF KNAFAIM ARKIA HOLDINGS

ROSH HA'AYIN, Israel - September 27, 2004 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company"), a leading Israeli investment holding company, confirmed today that it is holding negotiations with several parties to sell between 20-28% of Knafaim Arkia Holdings Ltd. (TASE:KNFM) ("Knafaim") based on a company value of $170 million reflecting a roughly 4% discount to the trailing 30 day trading average of Knafaim's share price on the Tel Aviv Stock Exchange.

The announcement follows Africa Israel Investments Ltd.'s announcement today that it is conducting negotiations to acquire between 12-16% of Knafaim from Koor.

Koor holds approximately 28% of Knafaim.

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.
------------

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries -
Tel. +9723 9008 310
Fiona Darmon - Director of Corporate Communications, Koor Industries - Tel. +9723 9008 417


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.